Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Bois d’Arc Energy, Inc.
Commission File No. 001-32494
     Stone and BDE will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Stone and BDE are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Stone and BDE and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone website at www.stoneenergy.com. The documents filed with the SEC by BDE may be obtained free of charge from BDE’s website at www.boisdarcenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
     Stone, BDE and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and BDE in favor of the acquisition. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of BDE and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.
     The following is the transcript of a call held by Stone Energy Corporation for analysts and shareholders on April 30, 2008:
STONE ENERGY
Moderator: David Welch
April 30, 2008
10:00 a.m. CT

Operator:	Good morning. My name is (Julie Ann) and I will be your conference operator today. At this time, I would like to welcome everyone to the Stone Energy’s special conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound sign. Thank you.

Mr. Welch, you may begin your conference.

David Welch:	Thank you, (Julie Ann). Good morning, everyone, and welcome to this special Stone Energy conference call to announce our merger with Bois d’Arc Energy. Joining me this morning are Mr. Gary Blackie, CEO of Bois d’Arc, Ken Beer, our Chief Financial Officer, and Rich Smith, our Vice President of Exploration.

The reasons for this merger are many. The merger combines Stone’s strength in exploitation, drilling and operations with Bois d’Arc’s strength in exploration and we’d like to spend a few minutes discussing this with you. Before we do that, I’ll ask Ken Beer, our Chief Financial Officer, to read our Safe Harbor forward looking statement.

Ken Beer:	Thank you, Dave.

In this conference call, we may make forward looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward looking statements are subject to all of the risks and uncertainties normally ((inaudible)) to the exploration, development, production, and sale of natural gas and oil. We urge you to read our 2007 annual report on Form 10-K for a discussion of the risks that could cause our actual results to differ materially from those in any forward looking statements we may make today.

In addition, in this call, we may refer to financial measures that may be deemed to be non GAAP financial measures as defined under the Exchange Act. Please refer to the press release we issued yesterday — or this morning, which is posted on our Web site for a reconciliation of the differences between these financial measures and the most directly comparable GAAP financial measures.

Finally, in this conference call, we may refer to the term probably reserves which the SEC guidelines prohibit us from including in SEC filings. Please reference our disclosure in the press release addressing this issue. In addition, as you may have seen in the press release, we will have slides accompanying this presentation. We have Safe Harbor language in those slides if you want to have an additional look. The slides themselves will be at — on the Stone

Energy Web site stoneenergy, all one word, dot com and we will be going off of some of the slides today.
David Welch:	OK. Thank you, Ken.

As I said, this merger combines Stone’s strength in exploitation, drilling and operations with Bois d’Arc’s strength in exploration. The merger is consistent with the strategy of Stone to grow in the Gulf of Mexico in the (Marcellas) shale and in eastern onshore gas and also in onshore oil in North America. This merger answers the question investors have been asking us since the sale of our Rockies production last summer, ‘What are you going to do with the money?’ We’re investing it in the area where we have the most knowledge and where we can apply our greatest proven core skill set, the Gulf of Mexico.

By the judicious use of hedges, we believe we can remove much of the risk of potentially acquiring reserves at the top of the commodity price curve. Since Bois d’Arc production is about 36 percent of Stone’s production, we could hedge 100 percent of Bois d’Arc’s production and still be well under our policy of not hedging more than 50 percent of our total production. We have layered in the first 2,000 barrels of oil per day and 20 million cubic feet a day in a swap contract with an equivalent price of $13 per mcf. We’re confident in the Bois d’Arc production profile and believe that this merger represents one of the lowest risk investments that Stone could make with it’s $500 million of excess cash on the balance sheet. We will put that money to work and since this is a combination of cash and stock in the deal, the resulting enterprise will be very strong financially with a debt to book capital ratio of approximately 38 percent and excess cash flow predicted for the year and will be accretive on most, if not all metrics.

This merger does many strategic things for Stone Energy. It gives us access immediately to over 80 prospects of which 30 are drill ready as part of the total proved possible and probable reserve base we believe to exceed 500 bcf. Much of this is low risk drilling and this is a great compliment to the three years or so of Gulf of Mexico shelf exploitation drilling owned by Stone. We believe the combined company will have a five to six year inventory of drillable low to moderate risk prospects in the portfolio. Strategically, this also creates a time bridge for our exploration in the (Marcellas) shale and the deep water Gulf of Mexico to mature at a methodical and manageable pace allowing us to earn your confidence as investors in our exploration program headed by former Dominion Deep Water Exploration general manager Rich Smith.

This deal gives us additional scale and scope which puts our deep water program on a larger, more stable foundation. Having this new size will also give us the ability to high grade from time to time divesting of non core lower potential higher cost tail portion of our portfolio when it no longer makes sense to own it. We should thus be able to approve our unit lease operating expense metrics further improving the portfolio as we did in the first quarter of this year. The new size will also allow us to easily manage the working interest that we’ve targeted for different plays in the deep water as part of our long term exploration strategy.

In addition, as a corollary to this merger and a very important corollary, Gary Blackie and his highly talented team of explorationists will be entering into a participation agreement with Stone to continue exploring in their primary area of intense knowledge in the central Gulf shelf. We are very pleased to be partnering with Gary and his team and look forward to doing great things together.

So you can see there are many strategic reasons why this is such a great combination. Bois d’Arc has been an exploration company. We have been an exploitation company. And now we will be able to apply our skills to their asset base and we will have a joint venture with Gary to keep some of the magic that has made Bois d’Arc such a great success.

With these general remarks, I’d like to turn it over to Gary to say a few words from his perspective.

Gary Blackie:	Thank you, David, and good morning, everyone.

To echo David’s comments, these two highly complimentary asset bases will make Stone, in my opinion, the premiere Gulf of Mexico exploration and production company. Let me first provide a little background on Bois d’Arc to give you an idea of the value we see in these two great companies merging.

From our inception in 1997 as a private company to the publicly traded Bois d’Arc of today, this team has achieved an overall drilling success rate of 75 percent including 73 percent in exploratory wells. We drilled and completed 77 out of 106 exploratory wells in that timeframe. Our production has grown consistently over this period and over the last five years has grown at a very respectable 15 percent per year. We have built the company with an emphasis on maintaining operational control. 96 percent of wells are operated and high average working interest is 74 percent in our properties.

In addition, we have consistently replaced our reserves and for the four year period ending December 31st, 2007, we posted an exceptional reserve replacement ratio of 165 percent. In 2007, discoveries, well performance and a successful water flood project added 96 billion cubic foot of gas equivalent of proved reserves at a low finding cost of $2.22 per mcfe. We have also created what we feel is a very high impact exploration inventory with 75 prospects with significant potential. We also have a substantial 3D seismic database and a large lease hold position in the Gulf of Mexico.

We have achieved all of these things with a very lean staff and today, Bois d’Arc is managed by only 21 employees including myself. In other words, we have grown this company to the size it is today in a very short period of time, but we acknowledge that to take it to the next level, we will need operational infrastructure and capital. Stone can provide the cash flow, infrastructure and depth of personnel and David Welch has expressed to us his desire to do so by aligning Stone’s interest with Bois d’Arc’s interest in the Gulf oil rig company.

From a personal standpoint, Stone’s operational infrastructure and development expertise should allow me to focus 100 percent of my efforts on doing what I do best, which is finding oil and gas and booking reserves through the drill bit. In that vein, I along with certain key Bois d’Arc employees have established with Stone a participation agreement which after the closing will explore for oil and natural gas in the Gulf of Mexico. We will generate exploration prospects in the Gulf of Mexico, utilizing 3D seismic data and our extensive geological expertise in this region. Stone will provide us with overhead support and will advance the funds for the leases needed to conduct exploration activities. Stone is entitled to a non promoted working interest in each prospect that we generate.

And with that, I’ll turn it back to David.

David Welch:	OK. Thank you very much, Gary.

At this point, we’d like to turn your attention to the slides that are on our Web site and as Ken pointed out, there are some forward looking statement disclaimers for you to review and I’d like to start, if we could, on page five, which is the transaction overview. I’ll go through a few of these and then, Ken Beer, Chief Financial Officer, will pick up and walk you through the financial elements.

The rationale for the transaction is to combine the complimentary exploitation and exploration properties. It creates a larger, better positioned, faster growing Gulf of Mexico independent. The value of the transaction is $1.8 billion, which is 24.85 per Bois d’Arc share. It is a 55 percent cash, 45 percent stock transaction where in each Bois d’Arc share would receive .165 Stone shares, which is equal to $768 million of value, plus $13.65 in cash for each Bois d’Arc share which is $936 million. The structure and financing, it’s structured to be tax free for the stock portion and it will utilize cash and a new credit facility for the financing and as we mentioned before, we do anticipate additional hedging to protect the investment that Stone is making in these assets.

The management/ownership and governance, Stone — it will be the Stone management and Board of Directors. Gary and his team will form this exploration company and we have the exploration participation agreement with them and Bois d’Arc shareholders will own approximately 28 percent of the pro forma Stone Energy stock and we anticipate closing in the third quarter of 2008. The rationale for this transaction is that we see significant value in the proved and probable reserves and it largely funds the acquisition. Then, there is the extensive inventory of drill ready prospects that come along with it and the relationship of the highly capable team with Gary and his people for additional drilling opportunities over the long term. Importantly, it also bridges Stone to our longer term strategy. It gives us five to six years of exploitation inventory on the Gulf of Mexico shelf which will allow us to bridge ourselves to two other legs of the platform, the Gulf of Mexico deep water and our onshore efforts.

The highlights of the combination are operationally, it combines the strengths of — the exploitation strength of Stone and the exploration portfolio of Bois d’Arc, gives us five to six years of identified exploitation and exploration opportunities, gives us a broader base for high impact deep water exploration and continued focus on building our meaningful (Marcellas) shale position. Financially, it is accretive, the leverage is manageable, and it provides significant cash flow which we can use to reduce debt further if we choose. Additionally, make additional investments or complete the share repurchase program which is authorized by the Stone Board of Directors.

Looking at the combined company statistics, there’s a column on page eight that shows the Stone current and the pro forma. I’ll just hit the pro forma combined company. Equity market value estimated at $2.7 billion. Net debt of $1 billion. Enterprise value of $3.7 billion. Estimated proved reserves of 720 bcf. Estimated probables at 275 bcf. And importantly for us given the premium on oil right now relative to gas, the portfolio mix is still 55 percent gas 45 percent oil, which is very close to what Stone’s prior production mix was and it also extends our reserve production ratio up to 6.1 years. Our guidance — pro forma combined is in the 290 to 330 million cubic foot per day equivalent range.

This combination will create a leading Gulf of Mexico company. Presently, Stone is the number five shelf producer of the independents and Bois d’Arc is number eight. When you combine the two of us, it catapults us up to the number two position in terms of fourth quarter 2007 production at 326 million cubic feet a day per equivalents.

There is a map on page seven that shows you the synergistic fit of the Stone and Bois d’Arc asset base. You can see that Bois d’Arc is concentrated heavily in the (Pelto South Temberlier Ship Shoal) area. Stone has many operations in that area and there are many, many lease blocks where Stone and Bois d’Arc blocks are adjacent to one another. Looking at the size of the lease hold, on primary term blocks, Stone has 42 shelf and 47 deep water. Bois d’Arc has 49 shelf and 3 deep water, for a combined Stone lease hold primary term blocks of 82 and Bois d’Arc with 52 — 89 and 52, excuse me. On the held by production blocks, Stone has 57 on the shelf and none in deep water. Bois d’Arc has 37 on the shelf and none in deep water, but when you look at the combined entity, on the shelf we have 185 blocks. In deep water, we have 50 blocks for a total of 235 offshore Gulf of Mexico blocks.

One of the exciting things about the combination is the exploration opportunities. We see that there are substantial exploration upside with a multi year prospect inventory, page 11, just shows you that there are 140,000 acres of undeveloped acreage on the primary lease hold and 30 prospects and the on the producing lease hold, there are another 48 prospects giving us a total of 78 prospects and 140,000 net acres of additional lands in the Gulf of Mexico. The exploration relationship, Stone has this participation agreement with Gary and his team. It’s exclusive access to Gulf of Mexico explorationists. Gary and his team will focus their exploration efforts mainly on the central Gulf of Mexico. It’s Gary Blackie, (Bill Holman) and (Greg Martin) will lead this team and these principals will be significant Stone shareholders, which creates additional alignment. They will also consult with us on the existing exploration inventory and Stone has a participation right on new exploration prospects on a non promoted basis.

I would like to now turn your attention to page 13 and ask Ken to talk about the financing and the capital structure. Ken?

Ken Beer:	Sure. Thanks, Dave.

As Dave mentioned, this is a combination — this deal is a combination of stock plus cash, as is highlighted on page 13. We will issue to the Bois d’Arc shareholders 11.3 million Stone shares and compliment that with cash of about $1 billion and that’s funded with our cash on hand which is roughly $.5 billion and then, a newly agreed upon bank facility with B of A with a $700 million initial borrowing base. We’ll look to keep some cash on hand, would expect to actually be able to add as the year progresses, we’d continue to see ourselves in a cash flow positive — free cash flow positive position and would hope to continue to produce the cash needs out of the borrowing facility — bank facility. On the right hand side, you can see the sources and uses. You see kind of where the cash is coming from, where the consideration is coming from and obviously, it’s going out to primarily to the Bois d’Arc shareholders.

The next page just highlights what the pro forma capital structure would look like at 12/31/07 date and you can see that even with the acquisition of this — of Bois d’Arc, we still end up with a relatively modest or moderate leverage position of 38 percent. As I had mentioned, since 12/31/07, we have continued to generate excess cash as has Bois d’Arc, so we would expect, once again, the dollars on a pro forma basis or in that credit facility would expect that to go down. But the last slide to highlight was just the risk management, as Dave mentioned earlier, we would anticipate putting in additional hedges. This is one where we’re not looking to make a bet on prices, either up or down, we just a lot of our economics will run certainly not at the price levels that we see over the last week or so, so I would expect for us to layer in hedges back at — additional hedges in the back half of this year, in ‘09 and probably extend that into 2010. We started the process, as Dave mentioned, with some small swaps in 2009 for both gas and oil. On the gas side, north of $10 and on the oil side, around $108 per barrel.

And with that, I’ll turn back to Dave for Q&A.

David Welch:	OK. Thank you.

(Julie Ann), I think we’re ready to take questions.

Operator:	Thank you.

At this time, I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad. Your first question is from the line of (Eric Calamaras) with Wachovia Capital.

(Eric Calamaras):	Hi, good morning.

David Welch:	Hey, (Eric).

(Eric Calamaras):	A question regarding the combine balance sheet and the cash flow. I guess when we look at this, just rough numbers, you’ll have about $100 to $150 million in free cash flow left over. Given the uptick in leverage, although not significant, how do you think about positioning the balance sheet going forward? I mean does it change where we would have seen legacy Stone?

Ken Beer:	Yes, (Eric), it’s Ken. Again, we’ll end up with — remember we’ve got that $400 million of sub notes. That’s due 2011 — 2014. We’re looking at here is roughly $500 million of bank debt and to answer your question, it’s certainly our intent to use, particularly in the back half of this year, to use some of that excess cash to ratchet down the debt level by certainly year end ‘08 and probably continue to do so in 2009. I mean both entities were and we project will look to throw off excess free cash flow and we think a good place to put that will be to reduce debt and then, really position us to have additional flexibility in 2009 and 2010.

(Eric Calamaras):	All right. Thanks, Ken.

And strategically, when you look at the combined capital budgets, is it fair to assume that you would increase the development and the exploration from a legacy Bois d’Arc position going forward? Or is it too early to tell?

David Welch:	I think it’s — directionally, that’s probably correct, but it is too early to tell quantitatively.

(Eric Calamaras):	OK. So, if we were to think about organic capital budgets as they were separately and put them together with a little bit of growth, is that reasonable?

David Welch:	I think probably putting them together is a pretty good starting point. I think we’ll have the opportunity to high grade the portfolio of the combined company and maybe spend the same money and drill to achieve better results.

(Eric Calamaras):	OK. And then, I guess lastly, any sort of asset rationalization that you would envision over time?

David Welch:	Yes, I mentioned that we would have the flexibility and the cash flow to be able to push out some of the properties that we would no longer be the natural owner of and these are typically properties that have fairly limited upside. They may have high operating expense and have abandonments that are coming due in the short term, the next two to three years and there’s a whole industry, as you — I’m sure you know — out there that is the natural owner of those properties and I would envision it will not be a material amount over the next year or so, but it — there would be an opportunity for us to put $50 to $100 million or so of properties out on a divestment package.

(Eric Calamaras):	OK. Great. Thank you.

Operator:	Your next question is from the line of (Ken Carol) with Johnson Rice.

(Ken Carol):	Hey, guys. Good morning.

David Welch:	Morning.

(Ken Carol):	If maybe you could just kind of run through Gary’s operations as some of the Stone followers maybe not quite as familiar with Bois d’Arc side, but what the exploration focus might be going forward in terms of focusing on Stone properties on legacy Bois d’Arc properties or exploring out into new unowned properties at this point or a combination of all of that.

David Welch:	Sure. Gary, would you like to answer that? Or…

Gary Blackie:	Well, the Bois d’Arc group has had a drilling schedule set for the last year. We’re executing on that now. Certainly, there will be some communication with the Stone management on any changes that may occur to that during this transition, but we’ve always had a good balance in our exploration program between moderate risk, moderate potential wells and high risk, high potential wells. So at the end of the year, we’ve had good opportunity for growth, but yet have maintained our reserve base and not liquidate the company. So, that philosophy will go forward with Bois d’Arc.

David Welch:	OK. Thank you.

I would just add one thing that we don’t have any intent really to try to change the program of either company for 2008.

(Ken Carol):	Got you. Very good. Thanks, guys.

Operator:	Your next question is from the line of (Robert Lind) with (Simmons) & Company.

(Robert Lind):	Good morning.

David Welch:	Morning.

(Robert Lind):	Dave, are any of the properties been acquired subject to pref rights? Specifically, the (Ship Shoal South Pelto and South) ((inaudible)) properties?

David Welch:	No. This is a corporate transaction and wouldn’t be subject to pref rights.

(Robert Lind):	OK. Thanks. And just one more question, looking at the slides at your prospects. I noticed that you list one deep water prospect. I guess I was — I thought Stone alone had more than that.

David Welch:	I’m sorry, which page are you on?

(Robert Lind):	Page 11. Is that just Bois d’Arc?

Ken Beer:	That is just Bois d’Arc. It talks about exploration opportunities, but that’s really just Bois d’Arc exploration opportunities. So that’s why it’s focused in that (South) ((inaudible)) (Ship Shoal) (South Pelto) area, but they do have a deep water prospect, as well.

(Robert Lind):	Got you. Thank you. That’s all I had.

David Welch:	OK. Thank you.

Operator:	Your next question is from the line of (Gary Stromberg) with Lehman Brothers.

(Gary Stromberg):	Hi, good morning.

David Welch:	Hey, (Gary).

(Gary Stromberg):	Ken, probably some more questions for you on this credit facility. Can you give us a coupon and maturity? And do you have any plans to term out in high yield some of the…

Ken Beer:	Yes. Yes. The answer to the last question is probably not in that we’ll have $400 million already termed out and as I had mentioned, at least our thought or our projections would suggest that we want kind of the flexibility to pay down much of this facility over the upcoming 18 to 24 months. Again, this is LIBOR based, so it’s LIBOR plus some additional percentage tied to a grid. But the flexibility is one where we’d like to — we would like to carve — get additional cash coming in to reduce that debt as opposed to term it out and this didn’t feel like the right time to try to term out debt anyway.

(Gary Stromberg):	And this is just a plain vanilla revolver that will replace your corporate revolver, I guess?

Ken Beer:	That is correct.

(Gary Stromberg):	OK. And then, second question, on the proven reserves, I noticed that the internal estimates for BDE were a bit lower than the published in the 10-K for BDE. Can you just explain what’s happened there? And also give us a proved developed number that you internally estimated?

David Welch:	Well, sure. You know — you probably are aware of Stone’s history with reserves and we have come up with a number based on our analysis thus far of 335 bcf of proved reserves. And to that though, we see a lot of the difference between that and the other number as being highly probable which we believe we will get over the next year — next several years. And I would just say that we feel very comfortable with the value that we’re receiving for the consideration that we’re paying. And so, we don’t view that as a major issue.

(Gary Stromberg):	And do you have a proved developed number associated with the 335 number?

Ken Beer:	At 70 percent.

David Welch:	Yes. Ken is saying it’s about 70 percent.

(Gary Stromberg):	OK. All right. That’s great. That’s all I had. Thank you.

David Welch:	Thank you.

Operator:	Your next question is from the line of (Scott Hulahan) with (Otis) LLC.

(Scott Hulahan):	Hi, good morning.

I noticed that Comstock they own 49 percent. They’ve agreed to vote in favor. I’m assuming that’s locked up for a year?

David Welch:	That’s correct.

(Scott Hulahan):	Were there any other bidders interested?

David Welch:	Well, there’s a history on Bois d’Arc from last fall. I’m sure there were quite a number of bidders interested. At the end of the day, both companies, both boards, in fact all three boards, including the Comstock board, all felt that this was the best transaction to enter into and we’re all very excited about the potential for this particular transaction to create value for all of us.

(Scott Hulahan):	Right. And then in terms of cost saves or accretion, are you giving specific numbers? Because I didn’t hear it.

Ken Beer:	Yes. This is one where we don’t — we really haven’t model in much cost savings. Again, one of the things that Gary had highlighted is they’ve done a remarkable job with 20 to 25 people. So we’re not looking for tremendous cost savings. I think more importantly, we are looking for some efficiencies and maybe be able to put some of the both — really the people infrastructure on a number of the projects that Bois d’Arc might have available, but really don’t have the people to go after. So our assumption is that there will be some cost savings, but that really is not what is driving this transaction at all.

David Welch:	Right. To say it another way, we don’t expect any material synergies on the people side, obviously, and we could see some synergies on boats,

helicopters, that kind of things because the operations are next to one another and combining our portfolio for a bigger more efficient insurance program, we’ll get a few synergies like that. But the real synergy is applying the exploitation skills that Stone has on the assets of Bois d’Arc where they have been more out exploring to find the next one while we are working in a given field to understand and squeeze every last drop out of the particular fields.

(Scott Hulahan):	Right.

David Welch:	That’s the real synergy we see.

(Scott Hulahan):	So I’m sort of curious why the market doesn’t see that. I mean they’re knocking your stock down about $5.20 as of right now. I’m talking about Stone. Is there any idea why?

David Welch:	Well, I think one thing is we haven’t been out to tell the story yet. We’re just going to do that this afternoon and tonight. And hopefully, investors will like it better when they get to hear details.

(Scott Hulahan):	Right. Any idea why Stone has been trading — their share price has been trading over the deal value? It was trading as much as 50 cents over.

Ken Beer:	No.

(Scott Hulahan):	No. And then the shareholder vote that you require from here on out, do you need more than 67 percent? Or is it a foregone conclusion at this point in terms of getting the shareholder vote?

David Welch:	I think it’s just a simple majority vote.

Ken Beer:	In both cases.

(Scott Hulahan):	OK. Other than what Comstock has? Or in other words, this whole thing is locked up in terms of a shareholder vote?

David Welch:	On the Bois d’Arc side, Gary and Comstock and (Wayne Laughler), the former CEO of Bois d’Arc have agreed to vote in favor of the merger.

(Scott Hulahan):	OK. And then the terms of the deal are exactly what’s on the slide show in the press release? It’s cash and stock, there’s no collar or election feature?

Ken Beer:	That is correct. That’s…

(Scott Hulahan):	No adjustment? OK. And is there a walk price? A price through which Stone could drop below where you guys could walk away or renegotiate?

Ken Beer:	Nope. This is very simple straightforward. Really what you see is what you get.

(Scott Hulahan):	Right. Right. Thank you.

Ken Beer:	Okie doke.

David Welch:	OK.

Operator:	Your next question is from the line of (Rihan Rasheed) with FBR Capital Markets.

(Rihan Rasheed):	Morning, David.

David Welch:	Good morning.

(Rihan Rasheed):	On the Stone front, maybe if you can talk about or remind us about the program for the deep water drilling this year, as well as the plans for your Appalachian acreage, please?

David Welch:	OK. On the deep water side, we will, hopefully, get two or three deep water wells drilling this year, (Rihan). I doubt if you will see any wells to TD by this year. And on the Appalachian side, as of present, we have about 27,000 net acres that we have acquired. We’re still actively acquiring in there. We have drilled two (Marcellas) wells thus far, (Rihan), but these wells have been logged and look fine on the logs, but we haven’t (fract) them and completed them yet. So we don’t have anything really to report other than we have a material acreage position for ourselves and we also do have those two wells drilled.

(Rihan Rasheed):	And are these vertical wells in the (Marcellas)? Or are these horizontals?

David Welch:	These particular wells are vertical. Although the area where they’re drilled in would be suitable for horizontals, as well.

(Rihan Rasheed):	Got it. Got it. And that infrastructure around the area where you are in in the (Marcellas)? Or we’ll have to wait for that to come on?

David Welch:	No, there is infrastructure around these wells.

(Rihan Rasheed):	OK. Going back to the deep water, even though you might not see any TD’s, could you kind of give us a feel for the prospectivity of these? Is any one of the two or three sub salt? Or something like that?

David Welch:	Yes. Rich Smith, our exploration VP, is here. I’ll let Rich answer that one for you, (Rihan).

Rich Smith:	Yes. We have a mix of opportunities in the deep water. Some are below salt. Some are above salt. The ones above salt are usually the lower risk, lower reward prospects. The ones below salt are the higher risk, higher reward prospects. And our working interest is generally lower in those high risk, high reward prospects and our working interest is higher in the lower risk prospects. And for the most part, our portfolio of opportunities are heavy on the operated by others side. We have three prospects that we think may get started before this year and all three are operated by the company.

(Rihan Rasheed):	And of the three, Rich, one or two or how many are sub salt? And kind of rough prospectivity, please? I mean what target size pre drill?

Rich Smith:	Right. The prospects we’re looking at this year and into early ‘09, our prospects that are relatively close to infrastructure, infrastructure points that are owned by our partners and you’re looking at prospects that are in the about 20 million barrel range that can be sub sea tiebacks to infrastructure points.

(Rihan Rasheed):	And your rough working interests on these three?

Rich Smith:	They are — the maximum is 33 percent and the low end, we’re at about 20 percent.

(Rihan Rasheed):	OK. Going back to the Bois d’Arc reserves, David. If I — could I get a feel for what — if you were to take out whatever reserves you took out from the proved category, how much associated development cap ex would have been taken out of the bucket, as well?

David Welch:	(Rihan), I don’t have those immediate details in front of me. We’ll be talking about capital and reserves and drilling in upcoming calls. I just don’t have that right now.

(Rihan Rasheed):	Got it. Got it. I think that’s good for me. Thanks.

David Welch:	OK. Thank you.

Ken Beer:	Thank you.

Operator:	Your next question is from the line of (Kathy Meloston) with Morning Star.

(Kathy Meloston):	Yes, hi. Thanks for this call here.

One of the things I found very attractive about Bois d’Arc has been their people, their employees. They certainly had a good record on the exploration front. And I know it may fairly early right now, but I do want to get a sense of how much of that expertise, which, obviously, could walk out the door, is Stone planning to keep? I’ve got to think of a number of these employees are very familiar with the prospects that you were talking about in terms of the geology and how to develop it. So any initial thoughts on how much is going to be carved out to the team that’s going to join Gary versus what’s going to stay at Stone? And how does Stone plan to retain these folks?

David Welch:	Yes. I can let Gary answer for the ongoing team, but I would think it be roughly half and half.

(Kathy Meloston):	OK.

Gary Blackie:	We have had discussions around here and everybody is very familiar with these properties and really look forward to continuing their work on them in cooperation with Stone. And, part of the arrangement that we will have with

Stone is offering consulting advise and consultation on these properties, as we go forward. And, that would include drilling wells, production, issues with the water flood, the one 13 unit, everything that we’ve been working on the last 15 years. We all want to see these properties perform. They’ve been part of our lives for a long time. So, we’re pretty excited about, at least, that opportunity to continue helping establish the value in these properties.

(Kathy Meloston):	Thanks. But, these employees are highly coveted in the industry, clearly. So, the questions is do you have any initial thoughts on trying to keep them around?

Male:	Well, their (incentivized) to stay around through a transition. And then, I image that the Stone management will get with the key people and try to make them as happy as possible.

Male:	Sure. And, one thing that seemed to have come through during the past number of days and, even weeks, is that I think from a social standpoint, there’s a lot of, you know, positive feelings about the two different groups — or, the two groups. And, obviously, that’s something that we’ll look forward to keeping up because there’s obviously a high amount of respect for what Gary and his group have done. And, certainly, there are a lot of things that with — you know, want to help them continue to achieve going forward. And so, I think the social issues are — we believe, are very, very positive, you know, in this deal.

(Kathy Meloston):	Great. Thanks.

Operator:	Our next question is from the line of (Kelly Cranjour) with Bank of America Security.

(Kelly Cranjour):	Good morning. Most of my questions have been answered. But, I guess, one last one would be on the hedges. You said you may layer in some more hedges. But, can you give us a sense, kind of, round numbers, if there’s certain percentages that you’re looking to lock in on the combined company.

Male:	We haven’t really set a number, (Kelly). You know, internally, we’ve got the ability to go up to 50 percent of the projected or, expected Stone volumes. So,

certainly would be able to use our volumes as a surrogate to kind of lock in some of the prices for Bois d’Arc’s volumes. We have not set a target. But, I think you will see us continue to take some, you know, some volumes and put it to either straight swaps or, some sort of collars. Yes, I don’t think we’ll go so far the other way as to be, you know, on a combined basis, you know, over 50 percent or, 70 percent hedge. But, I do think you’ll see us a lot more active as we protect our cash flow and protect our capital expenditure. And, really, protect our ability to pay down debt.

(Kelly Cranjour):	And, my understanding is Bois d’Arc does not have any hedges right now. Is that right?

Male:	That’s correct.

(Kelly Cranjour):	OK. Thank you.

Male:	Thank you, (Kelly).

Operator:	Your next question is from the line of (Ron Mills) with Johnson Rice.

(Ron Mills):	((inaudible)) just from the Bois d’Arc standpoint and Gary, given the high component of your PDNP reserves and the (David) from your standpoint, was that one of the attractive parts of the transaction given your exploitation capabilities that you’ve exhibited…

Gary Blackie:	((inaudible)).

(Ron Mills):	… historically?

Gary Blackie:	Absolutely. I mean, that’s what we’ve been saying in words that have ground down to numbers. If you look at it that our proved undeveloped reserves are dropping low this year. We’ve drilled a couple of key, proved undeveloped wells this year that have developed a lot of our proved undeveloped. And, we see the fit of our proved developed producing in PDNPs and, the ones that Bois d’Arc is great fertile ground for our exploitation teams to get in and really work hard on those assets to try to deliver as many as those reserves as possible.

(Ron Mills):	And, while some of those are definitely behind pipes, were you will have to wait to come up hole, is some of the expectation that you may be able to either twin wells or, do something to accelerate some of those PDNPs to the PDP category?

Gary Blackie:	You know, we’re going to have to look at those on a case by case basis. But, there could be some component of that.

(Ron Mills):	OK. Great guys, thanks.

Male:	Thank you.

Male:	Thanks, (Ron).

Operator:	You’re next question is from the line of (Wayne Andrews) with Raymond James.

(Wayne Andrews):	Congratulations to all on the transaction. And, maybe just if I could get a quick refresher from Gary on some of the projects that you’re currently working on that are underway at Bois d’Arc and, the near term plans that are unlikely to change. What wells you might have that are impactual. And, particularly, some of the deeper tests that you have planned?

Gary Blackie:	Oh, sure (Wayne), thank you.

We have presently two rigs running. We’re drilling our (Kelsey) prospect which is a moderately deep test in the one 13 area. It’s not on one ship shell one 13 unit. But, it’s off the flank of it. And, that well is currently drilling about 15,000 feet with another 1,800 feet measure depth to go. So, it’ll be a little while before we have the results of that well.

And then, the other rig is drilling in our ship shell one 17 block. It’s a play that was similar to the (Peltoe) 22 area so, it’s multiple objectives along a fault. And, we just (sputted) that well so, it’s probably going to be probably a couple months before we’re through on that. And, that has a 20,000 foot measured depth to it. I think the TVD on it’s going to be more like 16, eight. So, it’s going to be a directional well.

And, we also have a rig moving into our main pass 21 field to drill a replacement well for a well that was run over by a barge about a year ago. And then, we’re going to drill one more well in that field to get that production up and running.

(Wayne Andrews):	And, how about any of the Desperado’s trend wells where you’ve had some previous success?

Gary Blackie:	We just moved the rig off of our Butch Cassidy well. That well was just completed and tested. I’m not sure I’m at liberty to discuss those tests because it hasn’t been made public yet. I think we’ll talk about it at — in our Q one report. Suffice it to say we’re very pleased with the test on that well. And, we’re going to drill a couple more wells, hopefully, this year in the — our Doc Holiday area that I wouldn’t put in the Desperado trend. But, it is on the Doc Holiday prospect. And, we’re trying to move forward on a couple others. But, due to the nature of these wells, I think we’re just going to have to get with Stone Management and see where they fall in their time frame.

(Wayne Andrews):	Very good. Again, congratulations to all. Thank you.

Male:	Thank you, (Wayne).

Male:	(Wayne).

Operator:	Once again, in order to ask a question, please press star one.

Your next question is from the line of (Pavelle Mulchinoff) with Raymond James.

(Pavelle Mulchinoff):	Hello.

A question for the Stone guys. Just to clarify about half of Bois d’Arc’s staff will go to BDX and, half will move in house to Stone, is that right?

Male:	That’s rough numbers.

(Pavelle Mulchinoff):	And, the 50 percent that will move in house to Stone, will they focus on exploration or, will they work mainly on exploitation and development projects.

Male:	Mainly on the latter. You know, they’re people that are in Bois d’Arc that we really would like to add to our staff. We have an office in Houston. Bois d’Arc is in Houston so, that part should be easy to accomplish. And, we’ll see where we land there. But, we need people from all disciplines as we grow in size, all the way from engineers to geoscientists to accountants, marketers, et cetera.

(Pavelle Mulchinoff):	OK. Got it. Thanks very much.

Male:	Thank you.

Operator:	You’re next question is from the line of (Nicholas Pope) with JP Morgan.

(Nicholas Pope):	Morning, guys.

Male:	Good morning.

(Nicholas Pope):	All my questions were answered. Thank you.

Male:	Great. Thank you.

Operator:	There are no further questions at this time.

Male:	OK. Thank you, (Julie Ann).

Let me just thank all of you for getting on the call. We’re very excited to have this new opportunity. And, I’d like to thank the Stone team and the Bois d’Arc and Comstock teams that have worked so hard over the last periods of time to make this happen. There’ve been a lot of people that haven’t had any sleep for a long time.

In addition, a special thanks to (Vincent) and (Elkins) and (Tutor Pickering) and (Hope) for their valuable assistance in completing this transaction. And,

I’m sure that our thanks also for — to Gary’s advisors as they work through the process.

Finally, I’d just like to thank you, our investors and analysts, for your interest in Stone. We appreciate the contributions of each of you. And, we’re going to be working continually and hard to create value for all of you.

So, thank you very much. And, with that, we’ll terminate the call.

Operator:	Thank you for participating in today’s conference call. You may now disconnect.
END

Merger with Bois d'Arc Energy, Inc.

Transaction Overview

April 2008

April 2008 Merger with Bois d'Arc Energy, Inc. Transaction Overview

Certain statements in this presentation are forward-looking and are based upon the current belief of Stone Energy Corporation ("Stone") as to the outcome and timing of future events. All statements, other than statements of historical facts, that address activities that Stone plans, expects, believes, projects, estimates or anticipates will, should or may occur in the future, including future production of oil and gas, future capital expenditures and drilling of wells and future financial or operating results are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in Stone's Annual Report on Form 10-K as filed with the Securities and Exchange Commission ("SEC"). Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, Stone's actual results and plans could differ materially from those expressed in the forward-looking statements. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as probable reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Annual Report on Form 10-K, available free of charge on our internet site (http://www.stoneenergy.com). You can also obtain this form from the SEC on the SEC's internet site (http://www.sec.gov) or by calling 1-800-SEC-0330. Forward-Looking Statements

In connection with the proposed acquisition, Stone and Bois d'Arc Energy, Inc. ("BDE") will file a joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to read carefully the definitive joint proxy statement/prospectus when it becomes available because it will contain important information regarding Stone, BDE and Stone's acquisition of BDE. A definitive joint proxy statement/prospectus will be sent to security holders of Stone and BDE in connection with the acquisition. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Stone and BDE with the SEC at the SEC's internet site at (http://www.sec.gov). Investors and security holders will also be able to obtain these documents, free of charge, by accessing Stone's Web site (http://www.stoneenergy.com) under the tab "Investor Center," or by accessing BDE's internet site (http://www.boisdarcenergy.com) under the tab "Investor Info." Stone, its directors, executive officers and certain members of management and employees, may be considered "participants in the solicitation" of proxies from Stone's stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. BDE, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BDE's stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. Cautionary Statements

Today's Speakers 4 David Welch, President and CEO of Stone Energy Gary Blackie, CEO of Bois d'Arc Energy Kenneth Beer, CFO of Stone Energy

Transaction Overview Combines complementary exploitation and exploration properties Creates larger, better-positioned, faster-growing GOM independent $1.8 billion transaction value $24.85 per BDE share 55% cash / 45% stock 0.165x SGY shares for each BDE share ($768 mm) $13.65 cash for each BDE share ($936 mm) Stock portion tax free for BDE stockholders Utilize existing cash and new credit facility Additional hedging anticipated SGY Management and Board of Directors Exploration participation agreement with key members of Bois d'Arc management BDE shareholders to own 28% of pro forma SGY 3Q 2008 5 Value Consideration Structure and Financing Management, Ownership and Governance Expected Close Rationale

Transaction Rationale Significant value in the proved and probable reserves largely funds the acquisition Extensive inventory of drill-ready prospects Relationship with highly-capable team creates potential for additional drilling opportunities Bridge to longer-term Stone strategy GOM Shelf GOM Deepwater Onshore 6

Combination Highlights Combines exploitation strengths of Stone with exploration portfolio of Bois d'Arc Five to six years of identified exploitation and exploration opportunities Broader base for high-impact deepwater exploration program Continued focus on building meaningful onshore position (e.g. Appalachia ) 7 Operational Financial Financially accretive Manageable leverage Significant free cash flow Debt reduction Additional investment Share repurchase

Combined Company Statistics SGY Current Pro Forma Combined Equity Market Value $1.9 Billion $2.7 Billion Net Debt* ($75) Million $1.0 Billion Enterprise Value $1.9 Billion $3.7 Billion Est. Proved Reserves** 385 Bcfe 720 Bcfe Est. Probable Reserves*** 148 Bcfe 275 Bcfe Proved Reserve Mix 53% Gas / 47% Oil 55% Gas / 45% Oil R/P Ratio**** 5.0 Years 6.1 Years 2008 Production Guidance***** 175 - 200 MMcfe/d 290 - 330 MMcfe/d 8 * As of 12/31/07. ** As of 12/31/07. SGY is pro forma for sale of non-core GOM assets in Q1 2008. BDE proved reserves are based on Stone internal estimate. *** As of 12/31/2007. SGY probable reserves prepared by Netherland, Sewell & Associates. BDE probable reserves based on Bois d'Arc internal estimate. **** Based on Q4 2007 production. ***** 2008 production guidance for Stone and estimate for Bois d'Arc.

A Leading GOM Company

*Q4 2007 Production (MMcfe/d)**

116
210
326
CPE
BDE
EPL
EXXI
SGY
ATPG
ME
MMR
Combined Company
WTI

STONE ENERGY

* Source: public filings.

9

A Leading GOM Company 9 Q4 2007 Production (MMcfe/d)* * Source: public filings.

Combined GOM Position

PF Est. Proved Reserves (YE '07)	720 Bcfe*
PF Production (4Q '07)	326 MMcfe/d

MO
CA
BS
MP
VK
WD
GI
PL
SP
WC
EC
VR
SM
EI
SS
ST
GA
HI
MC
EW
EB
GB
GC
AT
Legend
SGY
BDE

	Primary Term Blocks		HBP Blocks		
	Stone	Bois d'Arc	Stone	Bois d'Arc	Combined
Shelf	42	49	57	37	185
Deepwater	47	3	0	0	50
Total	89	52	57	37	235

STONE ENERGY

7

Combined GOM Position Legend SGY BDE 7 PF Est. Proved Reserves (YE '07) PF Production (4Q '07) 720 Bcfe* 326 MMcfe/d * As of 12/31/07. SGY is pro forma for sale of non-core GOM assets in Q1 2008. BDE proved reserves are based on Stone internal estimate.

Exploration Opportunities

Substantial exploration upside with multi-year prospect inventory

	Undeveloped Acreage	Number of Prospects
South Timbalier	58,368	9
Ship Shoal	28,184	8
South Pelto	7,579	2
Deepwater	10,995	1
Other	35,316	10
Total Primary Leasehold	**140,442**	**30**
Producing Leasehold		48
Total	**140,442**	**78**

STONE ENERGY

11

Exploration Opportunities 11 Substantial exploration upside with multi-year prospect inventory

Exploration Relationship Stone will have a participation agreement with an independent private company ("BDX") BDX will focus exploration efforts on the Central Gulf of Mexico Gary Blackie, Bill Holman and Greg Martin will lead the BDX team BDX principals will be significant Stone stockholders BDX will consult with Stone on existing exploration inventory Stone has a participation right on new BDX exploration prospects on a non- promoted basis 12 Exclusive access to GOM explorationists

Financing Summary

$ in Millions

Sources:	
Stone Equity (11.3 MM shares @ $67.85)	$768
Stone Cash on Balance Sheet	475
Bois d'Arc Cash on Balance Sheet	19
Free Cash Flow from 12/31 to Close	100+
New Debt	527
Total	**$1,890**
Uses:	
Stone Equity Issued	$768
Cash Consideration	936
Cash Retained on Balance Sheet	75
Bois d'Arc Debt	80
Transaction Expenses	30
Total	**$1,890**

13

Financing Summary Issuance of 11.3 million SGY shares Cash requirements of approximately $1.0 billion funded with: Cash on hand Bank facility with $700 million initial borrowing base Stone expects to keep $75 million of cash on its balance sheet after the transaction 13 $ in Millions

Pro Forma Capital Structure – 12/31/07

$ in Millions

	Stone	Combined Pro Forma
Cash	$475	$75
Credit Facility	0	627
Senior Notes	400	400
Total Debt	400	1,027
Shareholder's Equity	886	1,654
Total Capitalization	1,286	2,681
Leverage (%)	31%	38%

14

Pro Forma Capital Structure - 12/31/07 14 $ in Millions

Risk Management

Gas*

Collars

	MMBtu/d	Floor	Ceiling
Apr - Dec 2008	20,000	$7.50	$11.35
Jan - Dec 2009	20,000	$8.30	$14.30

Swaps

	MMBtu/d	Swap Price
Jan - Dec 2009	20,000	$10.15

Oil*

Collars

	Bbls/d	Floor	Ceiling
Apr - Dec 2008	3,000	$60.00	$90.20
Apr - Dec 2008	2,000	$65.00	$81.00
Apr - Dec 2008	3,000	$70.00	$110.25
Jan - Dec 2009	3,000	$80.00	$135.00

Swaps

	Bbls/d	Swap Price
Jan - Dec 2009	2,000	$107.90

STONE ENERGY

* *Hedging position as of April 18, 2008.*

15

Risk Management 15 Gas* Collars Swaps Oil* Collars Swaps Anticipate additional hedging to capture current prices and mitigate downside risk Utilize array of instruments to achieve balance of downside protection and upside participation Achieve in orderly fashion over near term * Hedging position as of April 18, 2008.

16 Q&A